Exhibit 99.13

CONSENT OF JOHN NILSSON

In connection with the filing of the annual report on Form 40-F (the “Form 40-F”) of Franco-Nevada Corporation with the U.S. Securities and Exchange Commission, I consent to the references to my name, including under the heading “Experts,” and to the use of the technical report entitled “Technical Report for the Compañía Contractual Minera Candelaria and Compañía Contractual Minera Ojos del Salado Copper Projects, Atacama Province, Region III, Chile,” dated October 6, 2014 (the “Report”), and the information derived from the Report, included in the 2014 Annual Information Form of Franco-Nevada Corporation dated March 25, 2015 (the “AIF”), which is filed as an exhibit to, and incorporated by reference in, the Form 40-F.

I also consent to the incorporation by reference in the Registration Statements on Form F-3 (No. 333-190109), on Form S-8 (No. 333-176856) and on Form F-10 (No. 333-191835) of the references to my name in the AIF and the use of the Report and the information derived therefrom.

DATED: March 25, 2015

[John Nilsson]
Name: John Nilsson, PEng

NMS – Nilsson Mine Services Ltd.